Exhibit 12.1

Earnings to Fixed Charges

	2007	2008	2009	2010	2011
Earnings:
Income (loss) before taxes	-208	-150	-28	-89	-250
Interest	240	262	263	308	330
Interest portion of rental expense	15	19	19	19	19
	47	131	254	238	99

Fixed Charges:
Interest	240	262	263	308	330
Interest capitalized	-2	-2	-2	-2	-3
Interest portion of rental expense	15	19	19	19	19
	253	279	279	325	346

Ratio	0.2	0.5	0.9	0.7	0.3

Shortfall (overage)	206	148	26	87	247